FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 1, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated October 1, 2008

2.

Material Change Report dated October 1, 2008 (re: October 1/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 1, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

Petaquilla Minerals Ltd. Retires a Portion of its Senior Secured Notes

Vancouver, BC - October 1, 2008:  Petaquilla Minerals Ltd (the “Company”) announced today that it has received payment for its 20,418,565 common shares of Petaquilla Copper Ltd. (“Copper”) tendered to 6910360 Canada Inc., a wholly-owned subsidiary of Inmet Mining Corporation, pursuant to 6910360 Canada Inc.’s bid to acquire all of the outstanding common shares of Copper for $2.20 in cash per common share.  This transaction has resulted in proceeds of $44,920,843 CAD or $43,238,852 USD to the Company.

With the proceeds generated from the tendering of its Copper shares, the Company has partially repaid the holders of Notes from its $60,000,000 USD Senior Secured Notes Financing (the “Financing”) completed earlier this year.   Pursuant to the terms of the Financing, the Notes mature five years from the date of issuance at 120% of the principal amount of such Notes and the Company has the right to prepay the Notes at any time based on the same terms.  As such, the Company’s payment of $43,238,852 USD retires $36,032,376 USD of the principal amount of the debt plus an additional $7,206,475 USD representing the 20% premium payment.

The principal amount of the Notes that remains outstanding is $23,967,624 USD plus 20% for a balance due upon maturity of $28,761,148 USD.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

October 1, 2008

Item 3.

News Release

The Company’s news release dated October 1, 2008, was disseminated by Marketwire, Incorporated on October 1, 2008.

Item 4.

Summary of Material Change

 The Company announced that it has received payment for its 20,418,565 common shares of Petaquilla Copper Ltd. (“Copper”) tendered to 6910360 Canada Inc., a wholly-owned subsidiary of Inmet Mining Corporation, pursuant to 6910360 Canada Inc.’s bid to acquire all of the outstanding common shares of Copper for $2.20 in cash per common share.  This transaction has resulted in proceeds of $44,920,843 CAD or $43,238,852 USD to the Company.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated October 1, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Retires a Portion of its Senior Secured Notes

Vancouver, BC - October 1, 2008:  Petaquilla Minerals Ltd (the “Company”) announced today that it has received payment for its 20,418,565 common shares of Petaquilla Copper Ltd. (“Copper”) tendered to 6910360 Canada Inc., a wholly-owned subsidiary of Inmet Mining Corporation, pursuant to 6910360 Canada Inc.’s bid to acquire all of the outstanding common shares of Copper for $2.20 in cash per common share.  This transaction has resulted in proceeds of $44,920,843 CAD or $43,238,852 USD to the Company.

With the proceeds generated from the tendering of its Copper shares, the Company has partially repaid the holders of Notes from its $60,000,000 USD Senior Secured Notes Financing (the “Financing”) completed earlier this year.   Pursuant to the terms of the Financing, the Notes mature five years from the date of issuance at 120% of the principal amount of such Notes and the Company has the right to prepay the Notes at any time based on the same terms.  As such, the Company’s payment of $43,238,852 USD retires $36,032,376 USD of the principal amount of the debt plus an additional $7,206,475 USD representing the 20% premium payment.

The principal amount of the Notes that remains outstanding is $23,967,624 USD plus 20% for a balance due upon maturity of $28,761,148 USD.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.